UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: August 2022    Commission File Number: 1-31402
CAE INC.
(Translation of registrant’s name into English)
8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F    ___        Form 40-F   X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
INCORPORATION BY REFERENCE
    Exhibit 99.2 of this Form 6-K is incorporated by reference as additional exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-250113).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.
Date: August 10, 2022    By:    /s/ Mark Hounsell
Name:    Mark Hounsell
Title:    General Counsel, Chief Compliance Officer and Corporate Secretary

EXHIBIT INDEX

99.1        Press Release
99.2        2023 Q1 Financial Statements and Management’s Discussion and Analysis